This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 433 Registration No. 333-169119 January 28, 2011

Free Writing Prospectus

(To Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010)

Filed Pursuant to Rule 433

Registration No. 333-169119

January 28, 2011

US$[            ]

INFLATION INDEXED LEVEL-PAY [CALLABLE] AMORTIZING NOTES DUE [            ]

Aggregate Initial Principal Amount: US$[            ] Issuer: Barclays Bank PLC

Issue Price: Series: Global Medium-Term Notes, Series A

Original Trade Date: [            ] Original Issue Date: [            ]

Maturity Date: [            ]1, [subject to Redemption at the Option of the Company (as set forth below)]. Denomination: Each Note will have a minimum denomination of US$[            ] and integral multiples thereof.

CUSIP: Settlement: DTC; Book-entry; Transferable.

ISIN:

Business Day: ☒ New York

☒ London

☐ Euro

☐ Other (            ) Business Day Convention:☐ Following

☐ Modified Following

☐ Preceding

☐ Adjusted or ☐ Unadjusted

Reference Asset/Reference Rate: Day Count Convention (or Fraction):

Consumer Price Index (the “CPI”) Reference Month: ☐            Actual/360

☐ 30/360

☐ Actual/Actual

☐ Actual/365☐ NL/365

☐ 30/365

☐ Actual/366

☐ Actual/252 or Business Days/252

Initial Principal Amount: US$[            ] per Note.

Initial Fixed Amount: An amount per note of US$100, which is equal to (a) the applicable Interest Component Amount plus (b) the applicable Principal Component Amount.

Total Payment Amount: An amount per Note, payable on each Payment Date equal to the Initial Fixed Amount multiplied by the CPI Ratio, which for each Payment Date constitutes: (a) the applicable Interest Component Amount multiplied by the CPI Ratio (the “Adjusted Interest Component Amount”) plus (b) the applicable Principal Component Amount multiplied by the CPI Ratio (the “Adjusted Principal Component Amount”). For further information regarding the Total Payment Amount payable on each Payment Date, see “Amortization Schedule” below.

The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Interest Component Amount: For each Calculation Period, an amount per Note equal to the Applied Interest Rate times the Outstanding Principal Amount times the applicable Day Count Fraction. For further information regarding the Interest Component Amount payable on each Payment Date, see “Amortization Schedule” below.

Applied Interest Rate: [            ]% per annum

Outstanding Principal Amount: For each Note, an amount equal to (a) for the first Calculation Period, the Initial Principal Amount, and (b) for each succeeding Calculation Period, the difference of (i) the Initial Principal Amount minus (ii) the sum of the Principal Component Amounts for all Payment Dates to and including the Payment Date that is the first day of that Calculation Period. For further information regarding the Outstanding Principal Amount with respect to each Payment Date, see “Amortization Schedule” below.

Principal Component Amount: For each Payment Date to and including the Maturity Date, an amount per Note equal to the Initial Fixed Amount minus the relevant Interest Component Amount for that Payment Date. For further information regarding the Principal Component Amount to be made on each Payment Date, see “Amortization Schedule” below.

Principal Protection Payment: On the Maturity Date, an amount per Note equal to the greater of (a) the specified Denomination minus the sum of all Adjusted Principal Component Amounts paid or payable through the Maturity Date and (b) zero.

The information in this free writing prospectus is not complete and may be changed.

1 At least 366 calendar days after the Original Issue Date.

CPI Ratio: CPI Ratio measures the change in CPI (as calculated by the Bureau of Labor Statistics) from the applicable Reference Month for the Original Issue Date to the applicable Reference Month for the relevant Payment Date :

Stated mathematically, the CPI Ratio will be calculated as follows:

CPIF

CPII

where,

CPIF = the CPI level for the applicable Reference Month with respect to the relevant Payment Date; and

CPII = the CPI level for the applicable Reference Month with respect to the Original Issue Date.

For further information on CPI, see “Reference Assets—Floating Interest Rate—Consumer Price Index” in the prospectus supplement.

Payment Dates:☐ Monthly,☐ Quarterly,☐ Semi-Annually,☐ Annually,

on [            ], commencing on [            ] and ending on the Maturity Date or the Early Redemption Date, if applicable.

Calculation Period: The period from and including one Payment Date (or in the case of the first Calculation Period, the Original Issue Date) up to but excluding the next Payment Date.

Amortization Schedule: See the full Amortization Schedule set forth on the following page of this free writing prospectus.

Survivor’s Option:☐ Applicable☐ Not Applicable

If the Survivor’s Option is applicable, upon request by the authorized representative of the beneficial owner of the Notes, we will repay the unpaid principal amount of those Notes (plus accrued and unpaid interest to the date of repayment) prior to the Maturity Date following the death of the beneficial owner of the Notes, provided such Notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.

The right to exercise this option will be subject to:

• a permitted dollar amount of total exercises by all holders of these Notes in any calendar year; and

• the permitted dollar amount of an individual exercise by a holder of these Notes in any calendar year.

For additional details regarding the Survivor’s Option, see “Description of Survivor’s Option” below.

[Redemption at the Option of the Company: We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Payment Date [commencing] on [            ], provided we give at least [            ] business days’ prior written notice to the trustee. If we exercise our redemption option, the Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.]

[Redemption Price: If we exercise our redemption option, you will receive per Note on the Early Redemption Date 100% of the Outstanding Principal Amount of such Note, together with any accrued and unpaid interest to but excluding the Early Redemption Date.]

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent: Barclays Bank PLC

[Variable Price Re-Offers:

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[            ] per $1,000 principal amount, or [            ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[            ]. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.]

[Fixed Price Re-Offers:

Price to Public Agent’s Commission (1) Proceeds to Barclays Bank PLC

Per Note%%%

Total $ $ $

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to [            ]% of the Initial Principal Amount of the Notes, or US$[            ] per $[            ] Note, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.]

AMORTIZATION SCHEDULE (PER NOTE)

The Total Payment Amounts will include adjustments for the percentage change in the CPI, as represented by the CPI Ratio. Since the future levels of CPI may not yet be known, the complete Total Payment Amounts are not stated in the below amortization schedule. The amounts that are known and stated on the amortization schedule below are the Interest Component Amounts and the Principal Component Amounts, which, when added together on each Payment Date, will equal the Initial Fixed Amount of $100. On each Payment Date, your actual Total Payment Amount will equal (a) the applicable Interest Component Amount multiplied by the CPI Ratio (the “Adjusted Interest Component Amount”) plus (b) the applicable Principal Component Amount multiplied by the CPI Ratio (the “Adjusted Principal Component Amount”). Since the future levels of CPI may vary greatly, the actual Total Payment Amount payable on each Payment Date may be significantly different from the Initial Fixed Amount of $100. In addition, the below table does not reflect the possibility of a Principal Protection Payment on the Maturity Date, which, per Note, would be equal to the greater of (a) the specified Denomination minus the sum of all Adjusted Principal Component Amounts paid or payable through the Maturity Date and (b) zero. For more information concerning the calculation of the Total Payment Amount and the Principal Protection Payment, please see “Hypothetical Payment Calculations below”.

Payment Date	Outstanding Principal Amount	Interest Component Amount	Principal Component Amount	Total Payment Amount	Principal Amount remaining after payment of Principal Component Amount
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio
$100 X CPI Ratio

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Total Payment Amount is Subject to Reference Rate Risk—The Total Payment Amount for each Payment Date will equal the Initial Fixed Amount multiplied by the CPI Ratio. The CPI Ratio measures the change in the CPI (as calculated by the Bureau of Labor Statistics) from the applicable Reference Month for the Original Issue Date to the applicable Reference Month for the relevant Payment Date. If the CPI Ratio is less than 100%, your Total Payment Amount on each applicable Payment Date will be less than the Initial Fixed Amount, resulting in a loss of interest and principal (subject to the payment of a Principal Protection Payment at maturity). As a result, the Adjusted Principal Component Amount payable on a Payment Date may be significantly less than the Principal Component Amount reflected in the Amortization Schedule included above. Notwithstanding the foregoing, if you hold the Notes to maturity, you will receive a Principal Protection Payment on the final Payment Date if the sum of all Adjusted Principal Component Amounts paid or payable through the Maturity Date is less than the specified Denomination. The Principal Protection Payment is subject to the creditworthiness of Barclays Bank PLC and is payable only at maturity. If you decide to sell your Notes prior to the Maturity Date, you may receive substantially less than the amount that would otherwise be payable at maturity as a result of the Principal Protection Payment.

•

Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any Principal Protection Payment at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the Principal Protection Payment or any of the other amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—The Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price (expressed as a percentage of the Initial Principal Amount per Note or any subsequent Outstanding Principal Amount), and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in

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connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	our option to redeem the Notes;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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HYPOTHETICAL PAYMENT CALCULATIONS

On each Payment Date, you will receive a variable Total Payment Amount equal to the Initial Fixed Amount multiplied by the CPI Ratio, which for each Payment Date constitutes: (a) the applicable Interest Component Amount multiplied by the CPI Ratio plus (b) the applicable Principal Component Amount multiplied by the CPI Ratio. The CPI Ratio measures the change in the CPI (as calculated by the Bureau of Labor Statistics) from the applicable Reference Month for the Original Issue Date to the applicable Reference Month for the relevant Payment Date. If the CPI Ratio is less than 100%, your Total Payment Amount will be less than the Initial Fixed Amount for the corresponding Payment Date, resulting in a loss of interest and principal. As a result, the Adjusted Principal Component Amount payable on a Payment Date may be significantly less than the Principal Component Amount reflected in the Amortization Schedule included above.

The Outstanding Principal Amount of the Notes following each Payment Date will decrease as principal is returned in the manner described above and, as the Interest Component Amount is calculated by reference to the Outstanding Principal Amount, the Interest Component Amount will likewise decrease for each successive Payment Date. Consequently, the Principal Component Amount will increase, and the Interest Component will decrease, as a proportion of the Total Payment Amount on each successive Payment Date during the term of the Notes. For further illustration of the changing relationship between the Principal Component Amount and Interest Component Amount as a proportion of the Total Payment over time, see the Amortization Schedule above.

If, at maturity, the sum of all Adjusted Principal Component Amounts paid or payable through the Maturity Date is less than the specified Denomination, you will be entitled to a Principal Protection Payment. The Principal Protection Payment is intended to make the Notes 100% principal protected if held to maturity, subject to our creditworthiness. The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.

The following illustrates the process by which the Interest Component Amount, the Principal Component Amount, the CPI Ratio and the Total Payment Amount are determined per Note for each Calculation Period and how the Principal Protection Payment is determined on the Maturity Date.

For purposes of these examples, we assume that the Notes are not being redeemed on any applicable Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Payment Amount Calculations

Step 1: Calculate the Outstanding Principal Amount.

For the first Calculation Period, the Outstanding Principal Amount for any Note will be equal to the Initial Principal Amount. For each Calculation Period thereafter, the Outstanding Principal Amount for any Note will equal the Initial Principal Amount minus the sum of the Principal Component Payments made on all Payment Dates to and including the Payment Date that is the first day of that Calculation Period.

Step 2: Calculate the CPI Ratio for the applicable Payment Date.

For any applicable Interest Payment Date, the CPI Ratio measures the change in the CPI (as calculated by the Bureau of Labor Statistics) from the applicable Reference Month for the Original Issue Date to the applicable Reference Month for the relevant Payment Date.

Stated mathematically, CPI Ratio will be calculated as follows:

CPIF
CPII

where,

CPIF = the CPI level for the applicable Reference Month with respect to the relevant Payment Date; and

CPII = the CPI level for the applicable Reference Month with respect to the Original Issue Date

For example, if the Reference Month is specified as the third calendar month prior to the month of the relevant Payment Date, then for a Payment Date in June 2010, the applicable Reference Month would be March 2010. If the Original Issue Date was October 2008, the applicable Reference Month for that Date would be July 2008. The CPI Ratio would equal the CPI from March 2010 as a percentage of the CPI from July 2008. Similarly, for a Payment Date in March 2009, the applicable Reference Month would be December 2008, and the CPI Ratio would equal the CPI from December 2008 as a percentage of the CPI from July 2008.

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The following two examples illustrate how a hypothetical CPI Ratio would be calculated for a note issued in October 2008, assuming a Reference Month that is the third month prior, in this case July 2008:

Example 1: Assuming a hypothetical CPI level of 219.964 for July 2008 and 215.834 for August 2009, the CPI Ratio for November 2009 would be 98.122% calculated as follows:

215.834	= 98.122%
219.964

Example 2: Assuming a hypothetical CPI level of 219.964 for July 2008 and 223.575 for August 2010, CPI Ratio for November 2010 would be 101.642%, calculated as follows:

223.575	= 101.642%
219.964

Step 3: Calculate the Interest Component Amount.

For each Calculation Period, the Interest Component Amount will be equal to the Applied Interest Rate specified on the cover of this free writing prospectus times the Outstanding Principal Amount times the applicable Day Count Fraction.

Step 4: Calculate the Principal Component Amount.

For each Payment Date, the Principal Component Amount will be equal to the Initial Fixed Amount, specified on the cover of this free writing prospectus minus the Interest Component Amount payable on such Payment Date.

Step 5: Calculate the Total Payment Amount.

On each Payment Date, the Total Payment Amount will be the Initial Fixed Amount specified on the cover of this free writing prospectus, multiplied by the CPI Ratio.

Step 6: Calculate the Principal Protection Payment.

At maturity, a Principal Protection Payment will be due if the sum of all Adjusted Principal Component Amounts paid or payable through the Maturity Date is less than the specified Denomination. If applicable, the Principal Protection Payment will be made in addition to the Total Payment Amount due on the Maturity Date.

Example Total Payment Amount Calculations

The following examples illustrate how the Total Payment Amounts would be calculated for the first ten Payment Dates of a hypothetical Note. For purposes of these examples, we have assumed that the Initial Principal Amount of each Note is $22,000, the Applied Interest Rate for the Notes is 2.62%, that the Notes have monthly Payment Dates, the Initial CPI Level is equal to 216.74, and that the Interest Component Amount per Calculation Period will be calculated using a 30/360 day count basis (such that the applicable Day Count Fraction per Calculation Period will be 30/360). CPI levels for the hypothetical applicable Reference Month for the relevant Payment Dates have been chosen arbitrarily, and do not reflect the historical fluctuations of CPI and may not be indicative of the future performance of CPI.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or any future Applied Interest Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

Payment Date	Outstanding Principal Amount	Interest Component Amount	Principal Component Amount	CPIF	CPI Ratio(1)	Total Payment Amount(2)	Principal amount remaining after payment of Principal Component Amount
6/1/2010	$22,000.00	$47.98	$52.02	150.25	0.6932	$69.32	$21,947.98
7/1/2010	$21,947.98	$47.87	$52.13	112.99	0.5213	$52.13	$21,895.85
8/1/2010	$21,895.85	$47.76	$52.24	105.00	0.4845	$48.45	$21,843.61
9/1/2010	$21,843.61	$47.64	$52.36	162.50	0.7497	$74.97	$21,791.25
10/1/2010	$21,791.25	$47.53	$52.47	192.00	0.8859	$88.59	$21,738.78
11/1/2010	$21,738.78	$47.41	$52.59	210.25	0.9701	$97.01	$21,686.19
12/1/2010	$21,686.19	$47.30	$52.70	225.50	1.0404	$104.04	$21,633.49
1/1/2011	$21,633.49	$47.18	$52.82	260.00	1.1996	$119.96	$21,580.68
2/1/2011	$21,580.68	$47.07	$52.93	282.75	1.3046	$130.46	$21,527.74
3/1/2011	$21,527.74	$46.95	$53.05	330.00	1.5226	$152.26	$21,474.70

(1)	CPI Ratio equals CPIF / CPII
(2)	Total Payment Amount equals the Initial Fixed Amount multiplied by the CPI Ratio, which is equal to (a) the Interest Component Amount multiplied by the CPI Ratio plus (b) the Principal Component Amount multiplied by the CPI Ratio

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Example 1: Assuming the Outstanding Principal Amount is equal to $21,527.74, the Interest Component Amount is equal to $46.95, the Principal Component Amount is equal to $53.05, CPII is equal to 216.74 and CPIF is equal to 330.00, the CPI Ratio will equal 1.5226 and the Total Payment Amount will equal $152.26, in each case, calculated as follows:

CPI Ratio:

330.00	= 1.5226
216.74

Total Payment Amount = ($46.95 × 1.5226) + ($53.05 × 1.5226) = $152.26

Example 2: Assuming the Outstanding Principal Amount is equal to $21,947.98, the Interest Component Amount is equal to $47.87, the Principal Component Amount is equal to $52.13, CPII is equal to 216.74 and CPIF is equal to 112.99, the CPI Ratio will equal 0.5213 and the Total Payment Amount will equal $52.13, in each case, calculated as follows:

CPI Ratio:

112.99	= 0.5213
216.74

Total Payment Amount = ($47.87 × 0.5213) + ($52.13 × 0.5213) = $52.13

Example 3: Assuming the Outstanding Principal Amount is equal to $21,895.85, the Interest Component Amount is equal to $47.76, the Principal Component Amount is equal to $52.24, CPII is equal to 216.74 and CPIF is equal to 105.00, the CPI Ratio will equal 0.4845 and the Total Payment Amount will equal $48.45, in each case, calculated as follows:

CPI Ratio:

105.00	= 0.4845
216.74

Total Payment Amount = ($47.76 × 0.4845) + ($52.24 × 0.4845) = $48.45

Principal Protection Payment Calculation

In addition to the above described payments, a Principal Protection Payment will be due at maturity if the sum of all Adjusted Principal Component Amounts paid or payable through the Maturity Date is less than the specified Denomination. The Principal Protection Payment is intended to make the Notes 100% principal protected if held to maturity, subject to our creditworthiness. The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.

The Principal Protection Payment will be equal to the Denomination of the Note minus the sum of each Adjusted Principal Payments paid or payable through the Maturity Date.

Example 1: Assuming the Denomination of the Note is $22,400, and the sum of each Adjusted Principal Payment paid during the life of the note is $27,263.21, the Principal Protection Payment will be equal to $0.00, because the sum of all Adjusted Principal Component Amounts paid or payable through the Maturity Date is greater than the specified Denomination.

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Example 2: Assuming the Denomination of the Note is $22,400, and the sum of each Adjusted Principal Payment paid during the life of the Note is $19,821, the Principal Protection Payment will be equal to $2,578, calculated as follows:

Principal Protection Payment = $22,400 – $19,821 = $2578.88

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DESCRIPTION OF SURVIVOR’S OPTION

If the Survivor’s Option is applicable, upon request by the authorized representative of the beneficial owner of the Notes, Barclays Bank PLC will repay those Notes prior to the Maturity Date following the death of the beneficial owner of the Notes (the “Survivor’s Option”), provided such Notes were acquired by the deceased beneficial owner at least six months prior to the date of the request. Upon the valid exercise of the Survivor’s Option and the proper tender of the Notes for repayment, Barclays Bank PLC will repay the unpaid principal amount of those Notes, in whole or in part, at a price equal to 100% of the unpaid principal amount of the deceased beneficial owner’s beneficial interest in the Notes plus accrued and unpaid interest to the date of repayment. For purposes of this section, a beneficial owner of Notes is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of such Notes, as well as the right to receive payment of the principal of the Notes.

To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the Notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

The death of a person holding a beneficial ownership interest in the Notes: (1) with any person in a joint tenancy with right of survivorship; or (2) with his or her spouse in tenancy by the entirety, tenancy in common, as community property or in any other joint ownership arrangement, will be deemed the death of a beneficial owner of those Notes, and the entire principal amount of the Notes held in this manner will be subject to repayment by Barclays Bank PLC upon request. However, the death of a person holding a beneficial ownership interest in Notes as tenant in common with a person other than his or her spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the Notes, and only the deceased beneficial owner’s percentage interest in the principal amount of the Notes will be subject to repayment.

If the ownership interest in the Notes is held by a nominee for a beneficial owner or by a custodian under a Uniform Gifts to Minors Act or Uniform Transfer to Minors Act, or by a trustee of a trust that is wholly revocable by the beneficial owner, or by a guardian or committee for a beneficial owner, the death of the beneficial owner of the Notes will constitute death of the beneficial owner for purposes of the Survivor’s Option, if the beneficial ownership interest can be established to the satisfaction of Barclays Bank PLC. In these cases, the death of the nominee, custodian, trustee, guardian or committee will not be deemed the death of the beneficial owner of the Notes for purposes of the Survivor’s Option.

Barclays Bank PLC has the discretionary right to limit the aggregate principal amount of the Notes as to which exercises of the Survivor’s Option will be accepted by it from all authorized representatives of deceased beneficial owners in any calendar year, to an amount equal to 2.0% of the aggregate Outstanding Principal Amount of the Notes, outstanding as of the end of the most recent calendar year.

Barclays Bank PLC also has the discretionary right to limit to $250,000 the aggregate principal amount of Notes as to which exercises of the Survivor’s Option will be accepted by Barclays Bank PLC from the authorized representative for any individual deceased beneficial owner of such Notes in any calendar year. In addition, Barclays Bank PLC will not permit the exercise of the Survivor’s Option (a) for a principal amount less than $1,000, or (b) if such exercise will result in a beneficial ownership interest in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. Elections to exercise the Survivor’s Option will be accepted in the order that they are received and approved by Barclays Bank PLC, except for any election the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment through the exercise of the Survivor’s Option will be repaid on the first Interest Payment Date that occurs 60 or more calendar days after the date of the acceptance and approval by Barclays Bank PLC. Each tendered Note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such Notes were originally tendered. If a Note tendered through a valid exercise of the Survivor’s Option is not accepted by Barclays Bank PLC, the trustee, upon receipt of a valid written instruction from Barclays Bank PLC or its agent, will deliver a notice to the registered holder that states the reason that Note has not been accepted for repayment.

Because the Notes will be issued in book-entry form (except in very limited circumstances), DTC or its nominee will be treated as the holder of the Notes, will be the only entity that receives notices from Barclays Bank PLC (or the trustee) and, on behalf of the deceased beneficial owner’s authorized representative, will be the only entity that can exercise the Survivor’s Option for such Notes. To obtain repayment of the Notes pursuant to exercise of the Survivor’s Option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the Notes is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to Barclays Bank PLC that:

(1)	the deceased was the beneficial owner of the Notes at the time of death and his or her interest in the Notes was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(2)	the death of the beneficial owner has occurred and the date of death, and

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(3)	the representative has authority to act on behalf of the deceased beneficial owner;

•

if the beneficial interest in the Notes is held by a nominee or trustee of, custodian for, or other person in a similar capacity to, the deceased beneficial owner, evidence satisfactory to Barclays Bank PLC from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that Notes;

•

a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (generally a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office in the United States);

•

tax waivers and any other instruments or documents that Barclays Bank PLC reasonably requires in order to establish the validity of the beneficial ownership of the Notes and the claimant’s entitlement to payment; and

•

any additional information Barclays Bank PLC requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the Notes.

In turn, the broker or other entity will deliver each of these items, through the appropriate direct participant in DTC and the facilities of DTC will deliver the Survivor’s Option form of notice (the “Form of Notice”), to the trustee and to Barclays Bank PLC and will certify to Barclays Bank PLC that the broker or other entity represents the deceased beneficial owner. The broker or other entity will be responsible for disbursing payments received from the trustee, through the facilities of DTC, to the authorized representative.

During any time in which the Notes are not represented by a global note and are issued in definitive form:

•	all references in this section to participants and DTC, including the DTC’s governing rules, regulations and procedures, will be deemed inapplicable;

•

all determinations that the DTC participants are required to make as described in this section will be made by Barclays Bank PLC, including, without limitation, determining whether the applicable decedent is in fact the beneficial owner of the interest in the Notes to be redeemed or is in fact deceased and whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner; and

•	all redemption requests, to be effective, must:

•	be delivered by the representative to Barclays Bank PLC and to the trustee;

•	be made by completing the Form of Notice in accordance with the related instructions; and

•

be accompanied by, if applicable, a properly executed assignment or endorsement, in addition to all documents that are otherwise required to accompany a redemption request. If the record holder of the Note is a nominee of the deceased beneficial owner, a certificate or letter from the nominee attesting to the deceased’s ownership of a beneficial interest in the Note must also be delivered.

Barclays Bank PLC retains the right to limit the aggregate principal amount of Notes as to which exercises of the Survivor’s Option will be accepted from all authorized representatives of deceased beneficial owners and from the authorized representative for any individual deceased beneficial owner in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor’s Option generally will be determined by Barclays Bank PLC, which determination will be final and binding on all parties.

The Form of Notice may be obtained from Barclays Bank PLC, 745 Seventh Avenue, New York, NY 10019, Attention: US-Syndicate, MTN Desk US, telephone: 212-412-1535.

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UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no regulations, published rulings, or judicial decisions addressing the treatment for federal income tax purposes of securities with terms that are substantially the same as the Notes. Accordingly, the proper federal income tax treatment of the Notes is uncertain. We intend to treat the Notes as “inflation-indexed debt instruments” subject to the “coupon bond method” of accounting, and the balance of this summary so assumes. However, other treatments and methods of accounting for the Notes are possible and prospective investors are urged to consult their advisors with respect to the proper treatment of the Notes and the consequences to them of the method described below, as well as with respect to possible alternative treatments and methods of accounting of the Notes.

Each payment received with respect to the Notes (other than any Principal Protection Payment) will consist of an Adjusted Principal Component Amount that is treated as a tax-free return of capital, and the balance is interest that is taxable as ordinary interest income at the time it is received or accrued in accordance with the U.S. holder’s normal method of accounting for tax purposes. The Principal Protection Payment, if any, will be treated as ordinary interest income at the time it is paid.

In addition, for each taxable year (or the portion of the taxable year during which a taxpayer holds the Note), each U.S. holder (regardless of whether the holder uses the cash or accrual method of tax accounting) may be taxable on ordinary “original issue discount” (“OID”) income. As a result of this accrual of OID income, it is possible that the amount of U.S. federal income tax payable with respect to the Note in any taxable year could be greater than an Adjusted Interest Component Amount payable on the Note during that year.

Very generally, the OID that accrues in each year (or shorter period) will be equal to the positive difference, if any, between (x) the sum of the Outstanding Principal Amount of the Note at the end of the year, multiplied by the CPI Ratio for the last day of the taxable year (or shorter period), plus the Adjusted Principal Component Amount payments made during the year on the Note, minus (y) the Outstanding Principal Amount of the Note at the beginning of the year, multiplied by the CPI Ratio for the last day of the previous taxable year (or shorter period).

If the difference is negative, a U.S. holder will reduce the amount of interest income otherwise includible in the current taxable year with respect to the Note by the negative amount. If the negative difference exceeds the interest income otherwise includible in income in the current taxable year with respect to the Note, the excess is treated as an ordinary loss for the current taxable year to the extent of the U.S. holder’s net income inclusions with respect to the Note for all taxable years. Any excess is carried forward to reduce the amount of interest otherwise includible in income by the U.S. holder with respect to the Note for subsequent taxable years.

A U.S. holder will generally recognize capital gain or loss on a sale or other taxable disposition of a Note equal to the difference between the amount realized on the sale (less any accrued and unpaid interest, which will be taxable as such) and the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note will be equal to the holder’s cost of the Note, increased by any amounts includible in income by the holder as OID, and reduced by the amount of any negative difference described in the previous paragraph that was used to offset interest income or claimed as an ordinary loss and by all payments of principal on the Note. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder held the Note for more than a year at the time of the disposition.

[Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for federal income tax purposes may differ from the amount you pay for the Notes or from their principal amount. You may obtain the issue price of each Note by contacting Director—Structuring, Investor Solutions Americas at (212) 412-1101. If you purchase the Notes for an amount that exceeds their issue price, the Notes may have acquisition premium and you may be entitled to reduce your original issue discount inclusions in respect of the Notes. See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement. Any IRS Form 1099-OID you receive in respect of the Notes will not reflect any adjustment for acquisition premium, and you should consult your own tax advisor regarding the adjustment.]2

[2]	To be included if the Notes may be “variable price re-offers.”

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[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.]3

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES TO THEM OF HOLDING THE NOTES, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS SUMMARIZED ABOVE, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

[3]	To be included if the Notes may still be outstanding on January 1, 2013.

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US$

BARCLAYS BANK PLC

INFLATION INDEXED LEVEL-PAY [CALLABLE] AMORTIZING NOTES DUE [                    ]

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE

PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010)